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                            May 8, 2020

       George Whitesides
       Chief Executive Officer
       Virgin Galactic Holdings, Inc.
       166 North Roadrunner Parkway, Suite 1C
       Las Cruces, New Mexico 88011

                                                        Re: Virgin Galactic
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2020
                                                            File No. 333-237961

       Dear Mr. Whitesides:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Drew Capurro